Exhibit 99.1
Letter of Appointment
I, Miguel Escrig Meliá, Director (Administrador Solidario) of TELEFÓNICA EMISIONES, S.A.U. (the Issuer), and I, Eduardo Álvarez Gómez, Director of Finance of TELEFÓNICA, S.A. (the Guarantor) pursuant to Section 2(b) of the Tax Certification Agency Agreement dated June 20, 2006 (the Agreement) among the Issuer, the Guarantor and Acupay System LLC, as tax certification agent (the Tax Certification Agent), certify that on the date hereof the Issuer will issue its $1,200,000,000 fixed rate senior notes due 2013 (the 2013 Fixed Rate Notes), $900,000,000 fixed rate senior notes due 2015 (the 2015 Fixed Rate Notes) and $1,400,000,000 fixed rate senior notes due 2020 (the 2020 Fixed Rate Notes and together with the 2013 Fixed Rate Notes and the 2015 Fixed Rate Notes, the Notes). Interest on the 2013 Fixed Rate Notes will be payable on April 26 and October 26 of each year, beginning on October 26, 2010, until April 26, 2013 (the 2013 Fixed Rate Note Maturity Date), and on the 2013 Fixed Rate Note Maturity Date. Interest on the 2015 Fixed Rate Notes will be payable on April 27 and October 27 of each year, beginning on October 27, 2010, until April 27, 2015 (the 2015 Fixed Rate Note Maturity Date), and on the 2015 Fixed Rate Note Maturity Date. Interest on the 2020 Fixed Rate Notes will be payable on April 27 and October 27 of each year, beginning on October 27, 2010, until April 27, 2020 (the 2020 Fixed Rate Note Maturity Date, the 2013 Fixed Rate Note Maturity Date and the 2015 Fixed Rate Note Maturity Date, each a Maturity Date), and on the 2020 Fixed Rate Note Maturity Date. Each series of Notes will be issued under an indenture (the Base Indenture), dated May 8, 2009, among the Issuer, the Guarantor and The Bank of New York Mellon, a New York banking corporation, as Trustee (the Trustee), as supplemented, with respect to the 2013 Fixed Rate Notes, by the Third Supplemental Indenture, with respect to the 2015 Fixed Rate Notes, by the Fourth Supplemental Indenture and, with respect to the 2020 Fixed Rate Notes, by the Fifth Supplemental Indenture, each to be dated as of or around April 26, 2010, among the Issuer, the Guarantor and The Bank of New York Mellon, as Trustee and Paying Agent (the Base Indenture, as supplemented, the Indenture). Each series of Notes will be issued pursuant to the resolution adopted by the sole shareholder of the Issuer on May 4, 2009 and reflected in a public deed of issuance executed and registered with the Mercantile Registry of Madrid (the Public Deed of Issuance) on or prior to the date of settlement of the offering, which is currently expected to be on or around April 26, 2010. The 2013 Fixed Rate Notes, the 2015 Fixed Rate Notes and the 2020 Fixed Rate Notes shall be designated Series J, Series K and Series L of the Issuer, respectively, in the Public Deed of Issuance.
The Issuer and the Guarantor hereby appoint the Tax Certification Agent as their Agent and the Tax Certification Agent hereby accepts such appointment with respect to such Notes on the terms set forth in the Agreement for the following periods and in accordance with the following conditions:

Aggregate Principal Amount:	2013 Fixed Rate Notes: $1,200,000,000

2015 Fixed Rate Notes: $900,000,000

2020 Fixed Rate Notes: $1,400,000,000

Issue Date:	April 26, 2010

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Maturity Dates:	2013 Fixed Rate Notes Due April 26, 2013

2015 Fixed Rate Notes Due April 27, 2015

2020 Fixed Rate Notes Due April 27, 2020

Interest Payment Dates on the 2013 Fixed Rate Notes:	Each April 26 and October 26 of each year, beginning on October 26, 2010, until the 2013 Fixed Rate Note Maturity Date, and on the 2013 Fixed Rate Note Maturity Date.

Interest Payment Dates on the 2015 Fixed Rate Notes:	Each April 27 and October 27 of each year, beginning on October 27, 2010, until the 2015 Fixed Rate Note Maturity Date, and on the 2015 Fixed Rate Note Maturity Date.

Interest Payment Dates on the 2020 Fixed Rate Notes:	Each April 27 and October 27 of each year, beginning on October 27, 2010, until the 2020 Fixed Rate Note Maturity Date, and on the 2020 Fixed Rate Note Maturity Date.

2013 Fixed Rate Notes CUSIP/ ISIN:	87938W AK9, US87938WAK99

2015 Fixed Rate Notes CUSIP/ ISIN:	87938W AL7, US87938WAL72

2020 Fixed Rate Notes CUSIP/ ISIN:	87938W AM5, US87938WAM55

Period of Appointment:	From April 26, 2010 until the earlier of April 27, 2020 and the date on which no Note remains outstanding, provided that the reporting and support services to be provided by the Tax Certification Agent will continue to be delivered until the earlier of January 31, 2021 and January 31 of the year following that on which the last Note ceases to be outstanding as the Tax Certification Agent will be responsible for supplying the Issuer’s tax experts with all reasonable support (including all appropriate computerized data files) to permit the Issuer to make its annual information returns with respect to Payments on the Notes as such annual returns must be submitted to the Spanish tax authorities during the month of January of each year with respect to payments made during the previous year.

Issue Acceptance and Set Up Fee:	€25,000

Fee schedule used:	Fee schedule 2006.1

Any agreed fee variations:	None

Any agreed procedure amendments:	Attached are: Annex A (Spanish Withholding Tax Documentation Procedures for Notes Held through an

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Account at DTC), Annex B (Spanish Withholding Tax Documentation Procedures for Notes Held through an Account at Euroclear) and Annex C (Forms of Required Spanish Withholding Tax Documentation and Procedures For Direct Refunds From Spanish Tax Authorities).

Clause 6.1(d) Back Up Date	January 10, 2021

Purposes of the Appointment:	(i) performing the duties specified in the Agreement, and

(ii) in connection therewith, liaising with DTC, participants in DTC, Euroclear and participants in Euroclear to give effect to the procedures agreed between the Tax Certification Agent, DTC and Euroclear, attached to this letter of appointment as Annexes A and B.

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This Letter of Appointment shall be governed by and construed in accordance with the laws of the State of New York.
IN WITNESS WHEREOF, the Issuer has executed this letter of appointment as of the 26th day of April, 2010.

TELEFÓNICA EMISIONES, S.A.U.
/s/ Miguel Escrig Meliá
Name:	Miguel Escrig Meliá
Title:	Director (Administrador Solidario)

IN WITNESS WHEREOF, the Guarantor has executed this letter of appointment as of the 26th day of April, 2010.

TELEFÓNICA, S.A.
/s/ Eduardo Álvarez Gómez
Name:	Eduardo Álvarez Gómez
Title:	Director of Finance

IN WITNESS WHEREOF, the Tax Certification Agent hereby accepts its appointment with respect to the Notes under this letter of appointment as of the 26th day of April 2010.

ACUPAY SYSTEM, LLC
/s/ Robert C. Apfel
Name:	Robert C. Apfel
Title:	President

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ANNEX A
SPANISH WITHHOLDING TAX DOCUMENTATION PROCEDURES FOR NOTES
HELD THROUGH AN ACCOUNT AT DTC
Article I
Immediate Refund (aka “Relief at Source”) Procedure (procedure that complies with Spanish Law
13/1985 (as amended by Laws 19/2003, 23/2005 and 4/2008), Royal Decree 1065/2007 and article 59.q) or 59.s)
of the Corporate Income Tax Regulation approved by Royal Decree 1777/2004 of July 30, 2004
A. DTC Participant Submission and Maintenance of Beneficial Owner Information
     1. At least five New York Business Days prior to each record date preceding an Interest Payment Date, the Issuer shall provide an issuer announcement to the Paying Agent, and the Paying Agent shall, (a) provide The Depository Trust Company (“DTC”) with such issuer announcement that will form the basis for a DTC important notice (the “Important Notice”) regarding the relevant interest payment and tax relief entitlement information for the Notes and (b) request DTC to post such Important Notice on its website as a means of notifying direct participants of DTC (“DTC Participants”) of the requirements described in this Annex and (c) with respect to each series of Notes confirm to Acupay the interest rate and the number of days in the relevant Notes Interest Period.
     2. Beginning on the New York Business Day following each Record Date and continuing until 8:00 p.m. New York time on the fourth New York Business Day prior to each Interest Payment Date (the “Standard Deadline”), each DTC Participant that is a Qualified Institution must (i) enter directly into the designated system established and maintained by Acupay (the “Acupay System”) the Beneficial Owner identity and country of tax residence information required by Spanish tax law (as set forth in Article I of Annex C) in respect of the portion of such DTC Participant’s position in the Notes that is exempt from Spanish withholding tax (the “Beneficial Owner Information”) and (ii) make an election via the DTC Elective Dividend Service (“EDS”) certifying that such portion of Notes for which it submitted such Beneficial Owner Information is exempt from Spanish withholding tax (the “EDS Election”).
     3. Each DTC Participant must ensure the continuing accuracy of the Beneficial Owner Information and EDS Election, irrespective of any changes in, or in beneficial ownership of, such DTC Participant’s position in the Notes through 8:00 p.m. New York time on the New York Business Day immediately preceding each Interest Payment Date by making adjustments through the Acupay System and EDS. All changes must be reflected, including those changes (via Acupay) which do not impact the DTC Participant’s overall position at DTC or the portion of that position at DTC as to which no Spanish withholding tax is being assessed.
B. Tax Certificate Production and Execution
     After entry of Beneficial Owner Information into the Acupay System by a DTC Participant, the Acupay System will produce completed forms of Exhibit I, Exhibit II or Exhibit III to Annex C (as required by Spanish law) (the “Interest Payment Tax Certificates”), which shall summarize the Beneficial Owner Information introduced and maintained by such DTC Participant into the Acupay System. When any Interest Payment Date is also a Maturity Date or a redemption date for any series of Notes, and if the Notes of such series were initially issued below par with an original issue discount (“OID”), a separate set of Tax Certificates (the “OID Tax Certificates” and, together with the Interest Payment Tax Certificates, the “Tax Certificates”) will be generated by the Acupay System reporting income resulting from the payment of OID at the Maturity Date or such earlier redemption date. Such DTC Participant will then be required to (i) print out, (ii) review, (iii) sign and (iv) fax or send by email a PDF copy of the duly signed Tax Certificates directly to Acupay for receipt by the close of business on the Standard Deadline. The original of each Tax Certificate must be sent to Acupay for receipt no later than the 15th calendar day of the month immediately following the Interest Payment Date. All Tax Certificates will be dated as of the relevant Interest Payment Date.
     NOTE: A DTC Participant that obtains favorable tax treatment through the Immediate Refund (aka “Relief at Source”) Procedure and fails to submit to Acupay the original Tax Certificates as described above may be prohibited by the Issuer from using the procedure to obtain favorable tax treatment with respect to future payments. In such event, the DTC Participant will receive the interest payment on its entire position net of the applicable withholding tax (currently 19%), and relief will need to be obtained directly from the Spanish tax authorities by following the direct refund procedure established by Spanish tax law.
C. Additional Acupay and DTC Procedures
     1. In addition to its other duties and obligations set forth herein, Acupay will be responsible for the following tasks (collectively, the “Acupay Verification Procedures”):
     (a) comparing the Beneficial Owner Information and Tax Certificates provided in respect of each DTC Participant’s position with the EDS Elections provided by that DTC Participant in order to determine whether any discrepancies exist between such information, the corresponding EDS Elections and the DTC Participant’s position in the Notes at DTC;
     (b) collecting and collating all Tax Certificates received from DTC Participants;
     (c) reviewing the Beneficial Owner Information and the Tax Certificates using appropriate methodology in order to determine whether the requisite fields of Beneficial Owner Information have been supplied and that such fields of information are responsive to the requirements of such Tax Certificates in order to receive payments without Spanish withholding tax being assessed; and
     (d) liaising with the DTC Participants in order to request that such DTC Participants:
     (i) complete any missing, or correct any erroneous, Beneficial Owner Information identified pursuant to the procedures set forth in (a) and (c) above;
     (ii) correct any erroneous EDS Election identified pursuant to the procedures set forth in (a) and (c) above; and
     (iii) revise any Tax Certificates identified pursuant to the procedures set forth in (a) and (c) above as containing incomplete or inaccurate information.
D. Updating and Verification of Beneficial Owner Information
     1. By 9:30 a.m. New York time on the New York Business Day following the Standard Deadline, DTC will transmit to Acupay an “EDS Standard Cut-off Report” confirming DTC Participant positions and EDS Elections as of the Standard Deadline. By 12:00 p.m. New York time on the New York Business Day following the Standard Deadline, Acupay will transmit to DTC a provisional summary report of all Beneficial Owner Information which has been submitted through the Acupay System as of the Standard Deadline, provisionally confirmed, to the extent possible, against the information set forth in the EDS Standard Cut-off Report. The provisional summary report shall set forth (i) the position in the Notes held by each DTC Participant as of the Standard Deadline and (ii) the portion of each DTC Participant’s position in the Notes in respect of which Tax Certificates have been provided to support the payment of interest without Spanish withholding tax being assessed.
     2. DTC Participants will be required to ensure that Beneficial Owner Information entered into the Acupay System and the EDS Elections are updated to reflect any changes in beneficial ownership or in such DTC Participants’ positions in the Notes occurring between the Standard Deadline and 8:00 p.m. New York time on the New York Business Day immediately preceding the Interest Payment Date. For this purpose, the DTC EDS system will remain accessible to DTC Participants until 8:00 p.m. New York time on the New York Business Day immediately preceding the Interest Payment Date. In addition, Acupay will accept new or amended Beneficial Owner Information before 9:45 a.m. New York time, and DTC will accept requests for changes to EDS Elections at the request of DTC Participants until 9:45 a.m. New York time on each Interest Payment Date.
     3. Beginning at 7:45 a.m. New York time on the Interest Payment Date, Acupay will through the Acupay Verification Procedures (as defined above) perform the final review of each DTC Participant’s Beneficial Owner Information, EDS Elections and changes in DTC position since the Standard Deadline. Based on these Acupay Verification Procedures, Acupay will (i) seek to notify any affected DTC Participant until 9:45 a.m. New York time on such Interest Payment Date of any inconsistencies among these data, or erroneous or incomplete information provided by such DTC Participant and (ii) use its best efforts to obtain revised Beneficial Owner Information, Tax Certificates (as defined above) and/or EDS Elections from any such DTC Participant as necessary to correct any inconsistencies or erroneous or incomplete information. The failure to correct any such inconsistencies, (including the failure to fax or send PDF copies of new or amended Tax Certificates) by 9:45 a.m. New York time on the Interest Payment Date (or if Acupay, despite its best efforts to do so, does not confirm receipt of such correction by 9:45 a.m. New York time on the Interest Payment Date) will result in the payments in respect of the entirety of such

DTC Participant’s position being made net of Spanish withholding tax. Upon receipt of a report of EDS Elections as of 9:45 a.m. New York time on the Interest Payment Date from DTC, Acupay will then notify DTC of the final determination of which portion of each DTC Participant’s position in the Notes should be paid gross of Spanish withholding tax and which portion of such position should be paid net of such tax. Based on such Acupay determination, DTC will make adjustments to the EDS in order to reduce to zero the EDS Elections received by DTC from DTC Participants as of 9:45 a.m. New York time on the relevant Interest Payment Date, where as a result of any inconsistencies between such DTC Participant’s Beneficial Owner Information, EDS Election and DTC position, the entirety of such DTC Participant position will be paid net of Spanish withholding taxes.
     The adjustments described in the preceding paragraph will be made by DTC exclusively for the purposes of making payments, when applicable, net of Spanish withholding taxes and will have no impact on the EDS Election made by the relevant DTC Participants as of 9:45 a.m. New York time on the relevant Interest Payment Date.
     4. DTC will transmit a final “Report to Paying Agent” to Acupay by 10:30 a.m. New York time on each Interest Payment Date setting forth each DTC Participant’s position in the Notes as of 8:00 p.m. New York time on the New York Business Day immediately preceding each Interest Payment Date and the portion of each such DTC Participant’s position in the Notes on which interest payments should be made net of Spanish withholding tax and the portion on which interest payments should be made without Spanish withholding tax being assessed, as applicable, based on the status of the EDS Elections received by DTC for each DTC Participant as of 9:45 a.m. New York time on the Interest Payment Date and reflecting the adjustments, if any, to be made by DTC to the EDS described in paragraph D.3 above of this Article I of Annex A.
     5. Acupay shall immediately, but no later than 11:00 a.m. New York time on each Interest Payment Date, release (through a secure data upload/download facility) PDF copies of the final Report to Paying Agent to the Paying Agent and the Issuer, along with PDF copies of the related signed Tax Certificates to the Issuer.
     6. Acupay will forward original paper Tax Certificates it receives for receipt by the Issuer no later than the 18th calendar day of the month immediately following each Interest Payment Date. Acupay shall maintain records of all Tax Certificates (and other information received through the Acupay System) for the longer of (x) five years from the date of delivery thereof or (y) five years following the final maturity or redemption of the Notes, and shall, during such period, make copies of such records available to the Issuer at all reasonable times upon request. In the event that the Issuer notifies Acupay in writing that it is the subject of a tax audit, Acupay shall maintain such duplicate backup copies until the relevant statute of limitations applicable to any tax year subject to audit expires.
E. Interest Payments
     1. On or prior to each Interest Payment Date, the Issuer will transmit to the Paying Agent an amount of funds sufficient to make interest payments on the outstanding principal amount of the Notes without Spanish withholding tax being assessed.
     2. By 1:00 p.m. New York time on each Interest Payment Date, the Paying Agent will (i) pay the relevant DTC Participants (through DTC) for the benefit of the relevant Beneficial Owners the interest payment gross or net of Spanish withholding tax, as set forth in the final Report to Paying Agent and (ii) promptly return the remainder of the funds to the Issuer. The transmission of such amounts shall be contemporaneously confirmed by the Paying Agent to Acupay. The Issuer has authorized the Paying Agent to rely on the final Report to Paying Agent in order to make the specified payments on each Interest Payment Date. Notwithstanding anything herein to the contrary, the Issuer may direct the Paying Agent to make interest payments on the Notes in a manner different from that set forth in the final Report to Paying Agent if the Issuer (i) determines that there are any inconsistencies with the Tax Certificates provided or any information set forth therein is, to the Issuer’s knowledge, inaccurate, and (ii) provides notice of such determination in writing to DTC, Acupay and the Paying Agent prior to 11:30 a.m. New York time on the relevant Interest Payment Date along with a list of the affected DTC Participants showing the amounts to be paid to each such DTC Participant.

Article II
Quick Refund Procedures
A. Documentation Procedures
     1. Beneficial Owners holding through a Qualified Institution that is a DTC Participant
     a. Beginning at 9:00 a.m. New York time on the New York Business Day following each Interest Payment Date until 5:00 p.m. New York time on the tenth calendar day of the month following the relevant Interest Payment Date (or if such day is not a New York Business Day, the first New York Business Day immediately preceding such day) (the “Quick Refund Deadline”), a DTC Participant (i) which is a Qualified Institution (ii) holds Notes on behalf of Beneficial Owners entitled to exemption from Spanish withholding tax and (iii) which was paid net of Spanish withholding taxes due to a failure to comply with the Immediate Refund (aka “Relief at Source”) Procedure set forth above in Article I of this Annex A, may submit through the Acupay System new or amended Beneficial Owner Information with respect to such Beneficial Owners’ holdings.
     b. After entry of Beneficial Owner Information into the Acupay System by such DTC Participant, the Acupay System will produce completed Tax Certificates. Such DTC Participant will then be required to (i) print out, (ii) review, (iii) sign and (iv) fax or send by email a PDF copy of the duly signed Tax Certificate directly to Acupay for receipt by Acupay no later than the Quick Refund Deadline. Any such Tax Certificates will be dated as of the Interest Payment Date. The original Tax Certificates must be sent to Acupay for receipt no later than the 15th calendar day of the month immediately following the relevant Interest Payment Date.
     c. Acupay will then conduct the Acupay Verification Procedures with respect to the Beneficial Owner Information submitted by the DTC Participants pursuant to paragraph A.1.a above of this Article II of Annex A by comparing such Beneficial Owner Information with the amount of Notes entitled to the receipt of income on the Interest Payment Date as reported to Acupay by (i) the Paying Agent, (ii) DTC, as having been held in such DTC Participant’s account, and (iii) as established by DTC EDS Elections. Until the Quick Refund Deadline, DTC Participants may revise or resubmit Beneficial Owner Information in order to cure any inconsistency identified.
     d. Acupay will collect payment instructions from DTC Participants or their designees and, no later than 12:00 p.m. New York time on the third calendar day following the Quick Refund Deadline (or if such day is not a New York Business Day, the first New York Business Day immediately preceding such day), will forward PDF copies of the verified Tax Certificates to the Issuer and the payment instructions to the Issuer and the Paying Agent.
     2. Beneficial Owners holding through a DTC Participant that is not a Qualified Institution
     a. Beneficial Owners entitled to receive interest payments or OID income in respect of any Notes gross of any Spanish withholding taxes but who have been paid net of Spanish withholding taxes as a result of holding interests in such Notes through DTC Participants who are not Qualified Institutions will be entitled to utilize the Quick Refund Procedures set forth below.
     b. Such Beneficial Owners may request from the Issuer the reimbursement of the amount withheld by providing Acupay, as an agent of the Issuer, with (i) documentation to confirm their securities entitlement in respect of the Notes on the relevant Interest Payment Date (which documentation must include statements from (A) DTC and (B) the relevant DTC Participant setting forth such DTC Participant’s aggregate DTC position on the Interest Payment Date as well as the portion of such position that was paid net and gross of Spanish withholding taxes, together with an accounting record of the amounts of such position and payments which were attributable to the Beneficial Owner) and (ii) a Government Tax Residency Certificate. Such Government Tax Residency Certificate (which will be valid for a period of one year after its date of issuance) together with the information regarding the securities entitlement in respect of the Notes must be submitted to Acupay, acting on the behalf of the Issuer, no later than the Quick Refund Deadline. Acupay will collect payment instructions from DTC Participants or their designees, as the case may be, and, no later than 12:00 p.m. New York time on the third calendar day following the Quick Refund Deadline (or if such day is not a New York Business Day, the first New York Business Day immediately preceding such day), will forward to the Issuer PDF copies and originals of the Government Tax Residency Certificates, and to the Issuer and the Paying Agent (x) the related payment instructions and (y) a reconciliation of such payment instructions to (1) the outstanding principal amount of Notes owned through each DTC Participant as of the relevant Interest Payment Date and (2) the outstanding principal amount of such Notes on which interest was paid net of Spanish withholding tax on the relevant Interest Payment Date.
     3. Early Redemption of the Notes
     In the case of early redemption, Quick Refund Procedures substantially similar to those procedures set forth in this Article II of Annex A will be made available to Beneficial Owners. Detailed descriptions of such Quick Refund Procedures will be available upon request from Acupay in the event of such early redemption.
B. Payment Procedures
     1. Upon receipt of the relevant Tax Certificates and Government Tax Residency Certificates together with related documentation (if any) from Acupay pursuant to the procedures in paragraph A. of this Article II, the Issuer will review such Government Tax Residency Certificates together with related documentation (if any) and confirm the related payments no later than the 18th calendar day of the month following the relevant Interest Payment Date (or if such day is not a New York Business Day, the first New York Business Day immediately preceding such day).
     2. On the 19th calendar day of the month following the relevant Interest Payment Date (or if such day is not a New York Business Day, the first New York Business Day immediately preceding such day), the Issuer will make payments equal to the amounts initially withheld from DTC Participants complying with the Quick Refund Procedure to the Paying Agent and the Paying Agent shall, within one New York Business Day of such date, transfer such payments to DTC Participants directly for the benefit of Beneficial Owners.

ANNEX B
SPANISH WITHHOLDING TAX DOCUMENTATION PROCEDURES FOR NOTES HELD THROUGH
AN ACCOUNT AT EUROCLEAR
ARTICLE I
          Immediate Refund (aka “Relief at Source”) Procedure (procedure that complies with Spanish Law 13/1985 (as amended by Laws 19/2003, 23/2005 and 4/2008), Royal Decree 1065/2007 and article 59.q) or 59.s) of the Corporate Income Tax Regulation approved by Royal Decree 1777/2004 of July 30, 2004)
A. Euroclear participant Submission and Maintenance of Beneficial Owner Information.
     1. Twenty-three Business Days prior to each Interest Payment Date the Issuer shall instruct the Paying Agent and the Paying Agent shall (a) provide Euroclear and JP Morgan Chase Bank, N.A., its specialized depositary (“Specialized Depositary”), with an announcement which will form the basis for a Euroclear “DACE Notice” regarding the related interest payment and tax relief entitlement information and (b) request Euroclear to send such DACE Notice to its participants, notifying them of the requirements described below in this Article I of this Annex B.
     2. At least 20 calendar days prior to each Interest Payment Date, Euroclear will release a DACE Notice to its participants with positions in the Notes notifying them of the requirements described below in this Article I of this Annex B.
     3. Beginning at 6:00 a.m. CDET/CET time as of the first New York Business Day following the issuance of the DACE Notice and until 6:45 p.m. CDET/CET time on the New York Business Day preceding each relevant Interest Payment Date (“PD-1”) (the “Routine Certification Deadline”), each Euroclear participant that is a Qualified Institution must enter the Beneficial Owner identity and country of tax residence information required by the Spanish tax law and set forth in Annex C in respect of the portion of its position in the Notes that is exempt from Spanish withholding tax (the “Beneficial Owner Information”) directly into the system established and maintained for that purpose (the “Acupay System”) by Acupay System LLC (“Acupay”). Each Euroclear participant must ensure that Beneficial Owner Information is accurate and that it is maintained in line with its income entitlement determined based on its holdings at the close of business in New York on PD-1. All changes in beneficial ownership must be reflected, including those changes (via Acupay), which do not impact the Euroclear participant’s overall position at Euroclear or the portion of that position at Euroclear as to which no Spanish withholding tax is required. Beginning on the 20th New York Business Day prior to the Interest Payment Date Euroclear will provide to Acupay via the Acupay System confirmations of securities entitlements for Euroclear participants. Such confirmations will be kept up to date and reflective of any changes in such securities entitlements that occur through 3:45 p.m. CDET/CET time on the Interest Payment Date.
B. Tax Certification Production and Execution
     1. After entry of Beneficial Owner Information into the Acupay System by a Euroclear participant, the Acupay System will produce completed forms of Exhibit I, Exhibit II or Exhibit III to Annex C (as required by the Spanish law) (the “Interest Payment Tax Certificates”), which shall summarize the Beneficial Owner Information introduced by such Euroclear participant into the Acupay System. When any Interest Payment Date is also the maturity date or a redemption date for the Notes, and if the Notes were initially issued below par with an Original Issue Discount (“OID”), a separate set of Tax Certificates (the “OID Tax Certificates” and together with the Interest Payment Tax Certificates, the “Tax Certificates”) will be generated by the Acupay System reporting income resulting from the payment of OID at Maturity or such earlier redemption date. Such Euroclear participant will then be required to (i) print out, (ii) review, (iii) sign and (iv) fax or send by email a PDF copy of the duly signed Tax Certificates to Acupay and Euroclear for receipt by the Routine Certification Deadline. The Euroclear participants must also send the original signed Tax Certificates to Acupay for receipt no later than the 15th calendar day of the first month following the relevant Interest Payment Date. All Tax Certificates will be dated as of the Interest Payment Date.

     NOTE: A Euroclear participant that obtains favorable tax treatment through the Immediate Refund (aka “Relief at Source”) Procedure and fails to submit to Acupay the original Tax Certificates as described above may be prohibited by the Issuer from using the procedure to obtain favorable tax treatment for future payments. In such event, the Euroclear participant will receive the interest payments on its entire position net of the applicable withholding tax (currently 19%) and relief will need to be obtained directly from the Spanish tax authorities by following the direct refund procedure established by Spanish tax law.
C. Additional Acupay and Euroclear Procedures
     1. In addition to its other duties and obligations set forth herein, Acupay will be responsible for the following tasks (collectively, the “Acupay Verification Procedures”):
     (a) comparing the Beneficial Owner Information and Tax Certificates provided in respect of each Euroclear participant’s position, as confirmed by Euroclear to Acupay, with the EDS Elections provided by Euroclear’s Specialized Depositary in order to determine whether any discrepancies exist between such information, the corresponding EDS Elections and the Euroclear participant’s position in the Notes at Euroclear;
     (b) collecting and collating all Tax Certificates received from the Euroclear participants;
     (c) reviewing the Beneficial Owner Information and the Tax Certificates using appropriate methodology in order to determine whether the requisite fields of Beneficial Owner Information have been supplied and that such fields of information are responsive to the requirements of such Tax Certificates in order to receive payments without Spanish withholding tax being assessed;
     (d) liaising with the relevant Euroclear participants in order to request that such Euroclear participants:
     (i) complete any missing or correct any erroneous Beneficial Owner Information or Tax Certificates identified pursuant to the procedures set forth in (a), (c) and (d) above;
     (ii) correct any erroneous EDS Election identified pursuant to the procedures set forth in (a) and (c) above; and
     (iii) revise any Tax Certificates identified pursuant to the procedures set forth in (a) and (c) above as containing incomplete or inaccurate information.
D. Updating and Verification of Beneficial Owner Information
     1. Euroclear will direct its Specialized Depositary to (a) transmit to Acupay via the Acupay System periodic position confirmations (of Euroclear’s aggregate settled position of the Notes held through the Specialized Depositary’s account at the Depository Trust Company). Therefore, the Specialized Depositary will transmit such reports by (i) 7:00 p.m. CDET/CET time on the tenth New York Business Day prior to an Interest Payment Date (reporting Euroclear’s aggregate settled position as of 6:00 p.m. on such date); (ii) 7:00 p.m. CDET/CET time on the second New York Business Day prior to the Interest Payment Date (reporting Euroclear’s aggregate settled position as of 6:00 p.m. CDET/CET time on such date) and (iii) 6:30 p.m. CDET/CET time on PD-1 (reporting Euroclear’s aggregate settled position as of 6:00 p.m. CDET/CET time on such date), and (b) make elections via the DTC EDS (as defined in Annex A) relaying the aggregate position of Euroclear participants for which tax relief has been requested through the Acupay System. Such EDS Elections must be made prior to 3:45 p.m. CDET/CET time on the Interest Payment Date with respect to Beneficial Owner Information received prior to the Routine Certification Deadline or as agreed in accordance with paragraph D.3 of this Article I of this Annex B below.
     2. Beginning on the first New York Business Day following the issuance of the DACE Notice and continuing through to the Routine Certification Deadline, Acupay will utilize the Acupay Verification Procedures to attempt to identify any problems that may exist with Tax Certificates that have been received via the Acupay System and will seek to notify Euroclear and any affected Euroclear participants of any inconsistencies among these data, or erroneous or incomplete information provided with respect to such Euroclear participant’s position. In case inconsistencies (including the failure to fax or send PDF copies of new or amended Tax Certificates) are not corrected by the Routine Certification Deadline, the entire coupon payment for any affected position will be made net of Spanish withholding tax. Should, at that moment, the situation arise whereby the sum of the positions certified through the Acupay System by a Euroclear participant exceeds the total relevant positions held in that participant’s account at Euroclear, the entirety of such participant’s position held at Euroclear will be paid net of Spanish withholding taxes.
     3. At the Routine Certification Deadline, the Acupay System will be closed to Euroclear participants, unless the Specialized Depositary, Euroclear and Acupay jointly agree to allow Euroclear participants access to the Acupay System for exceptional late cancellations or late submissions of Tax Certificates. At 7:00 p.m. CDET/CET on PD-1, Acupay will deliver to Euroclear the “Prior Night Coupon Planning Report”. This report will indicate for each Note position held by Euroclear participants, the portion of such position which is planned for payment gross of Spanish withholding tax and the portion of such position which is planned for payment net of Spanish withholding tax. The Prior Night Coupon Planning Report will also contain the calculated interest payment which would (based on the above conditions) be credited on the Interest Payment Date (i) to each Euroclear participant, and (ii) to Euroclear in aggregate.
     4. Beginning at 9:00 a.m. New York time on the relevant Interest Payment Date Acupay will perform a final review of each Euroclear participant’s Beneficial Owner Information, Euroclear positions and changes in Euroclear’s aggregate position since the Routine Certification Deadline, using the Acupay Verification Procedures. Based on this final review, Acupay will seek to notify any affected Euroclear participant and Euroclear of any inconsistencies among these data, or erroneous or incomplete information provided with respect to such Euroclear participant’s position and may (but only as described above in paragraph D.3 of this Article I of this Annex B) accept revised Tax Certificates from Euroclear participants as necessary to correct such inconsistencies. No changes to Beneficial Owner Information or Tax Certificates should occur. However, in case of incomplete Beneficial Owner Information, errors in Tax Certificates, or the need to input new certificates after the Routine Certification Deadline the Specialized Depositary, Euroclear and Acupay may jointly agree to allow Euroclear participants with access to the Acupay System on an Interest Payment Date for exceptional late (i) cancellations of previously submitted Tax Certificates and/or (ii) submissions of new Tax Certificates. Such exceptional operations must be completed prior to 2:45 p.m. CDET/CET time on an Interest Payment Date and must be accompanied, as necessary, by appropriate (x) position confirmations by the Specialized Depositary, (y) elections by the Specialized Depositary in the DTC EDS as instructed by Euroclear, and (z) position confirmations by Euroclear. In case inconsistencies (including the failure to fax or send PDF copies of new or amended Tax Certificates) are not corrected by 3:45 p.m. CDET/CET time on an Interest Payment Date, the entire coupon payment for any affected position will be made net of Spanish withholding tax. Should, at that moment, the situation arise whereby the sum of the positions certified through the Acupay System by a Euroclear participant exceeds the total relevant positions held in that participant’s account at Euroclear, the entirety of such participant’s position held at Euroclear will be paid net of Spanish withholding taxes. Should any additional tax relief be necessary at that moment in addition to tax relief granted during this Immediate Refund (aka “Relief at Source”) Procedure, requests for such additional relief may be made during the Quick Refund Procedures, as described below in Article II of this Annex B.
     5. At 4:15 p.m. CDET/CET time on an Interest Payment Date, Acupay will deliver to Euroclear a Final Coupon Payment Report. This report will contain, for the Note positions held by Euroclear participants (which are entitled to receive payment on the Interest Payment Date), the portion of each such position which should be paid gross of Spanish withholding tax and the portion of each such position which should be paid net of Spanish withholding tax. The Final Coupon Payment Report also contains the calculated interest payments which should (based on the above conditions) be credited on the Interest Payment Date (i) to each such Euroclear participant, and (ii) to Euroclear in aggregate (from its Specialized Depositary).
E. Interest Payments
     1. By 5:00 p.m. CDET/CET time on an Interest Payment Date, Acupay will release to the Issuer PDF copies of all Tax Certificates which have been properly verified and to the Issuer and the Paying Agent the final Report to the Paying Agent (which will include the results of a calculation of the portion of the positions held via Euroclear which should be paid gross of Spanish withholding tax in accordance with the Tax Certifications received by Acupay and submitted to the Issuer). The Issuer has authorized the Paying Agent to rely on the final Report to the Paying Agent in order to make the specified payments on each Interest Payment Date. However, the Issuer may direct the Paying Agent to make interest payments on the Notes in a manner different from that set forth in the final Report to the Paying Agent if the Issuer determines that there are any inconsistencies with the Tax Certificates provided or any information set forth therein that is, to the Issuer’s knowledge, inaccurate and provides notice of such determination in writing to the Paying Agent prior to 5:30 p.m. CDET/CET time on the relevant Interest Payment Date.

     2. Acupay will forward original paper Tax Certificates it receives for receipt by the Issuer no later than the 18th calendar day of the month immediately following each Interest Payment Date. Acupay shall maintain records of all Tax Certificates (and other information received through the Acupay System) for the longer of (x) five years from the date of delivery thereof or (y) five years following the final maturity or redemption of the Notes, and shall, during such period, make copies of such records available to the Issuer at all reasonable times upon request. In the event that the Issuer notifies Acupay in writing that it is the subject of a tax audit, Acupay shall maintain such duplicate backup copies until the relevant statute of limitations applicable to any tax year subject to audit expires.
     3. By 7:00 p.m. CDET/CET time on each Interest Payment Date the Paying Agent will pay DTC the aggregate interest to be distributed on the notes on the Interest Payment Date. Such amount will include all amounts referred to in the final Report to the Paying Agent (which shall include all amounts embraced in the Final Coupon Payment Report).
     4. On each relevant Interest Payment Date, Euroclear will credit interest payments to its participants in accordance with the Final Coupon Payment Report.
ARTICLE II
Quick Refund Procedure
A. Documentation Procedures.
     1. Beneficial Owners holding through a Qualified Institution that is a Euroclear participant.
     (a) Beginning at 6:00 a.m. CDET/CET time on the Business Day following each Interest Payment Date until 5:00 p.m. CDET/CET time on the tenth calendar day of the month following the relevant Interest Payment Date (or if such day is not a Business Day, the first Business Day immediately preceding such day) (the “Quick Refund Deadline”), a Euroclear participant which (i) is a Qualified Institution, (ii) held Notes entitled to the receipt of income on the Interest Payment Date on behalf of Beneficial Owners entitled to exemption from Spanish withholding tax and (iii) which was paid net of Spanish withholding tax on any portion of such exempt holdings during the procedures set forth in Article I above, may submit through the Acupay System new or amended Beneficial Owner Information with respect to such Beneficial Owners’ holdings.
     (b) After entry of Beneficial Owner Information into the Acupay System by such Euroclear participant, the Acupay System will produce completed Tax Certificates. Such Euroclear participant will then be required to (i) print out, (ii) review, (iii) sign and (iv) fax or send by email a PDF copy of the duly signed Tax Certificates directly to Euroclear/Acupay for receipt no later than the Quick Refund Deadline. Such Tax Certificates will be dated as of the relevant Interest Payment Date. The Euroclear participants must also send the original Tax Certificates to Acupay for receipt no later than the 15th calendar day of the month following the relevant Interest Payment Date.
     (c) Acupay will then conduct the Acupay Verification Procedures with respect to the Beneficial Owner Information submitted by the Euroclear participants pursuant to this Article by comparing such Beneficial Owner Information with the amount of Notes entitled to the receipt of income on the Interest Payment Date as reported to Acupay by (i) Euroclear, as having been held in such Euroclear participant’s account, (ii) the Specialized Depositary as having been held on behalf of Euroclear, and (iii) DTC as having been held on behalf of the Specialized Depositary. Until the Quick Refund Deadline, Euroclear participants may revise or resubmit Beneficial Owner Information in order to cure any inconsistency detected.
     2. Beneficial Owners holding through a Euroclear participant that is not a Qualified Institution.
     (a) Beneficial Owners entitled to receive interest payments or OID income in respect of the Notes gross of any Spanish withholding taxes but who have been paid net of Spanish withholding taxes as a result of holding interests in the Notes through Euroclear participants who are not Qualified Institutions will be entitled to utilize the following Quick Refund Procedure.
     (b) Such Beneficial Owners may request from the Issuer the reimbursement of the amount withheld by providing Acupay, as an agent of the Issuer, with documentation to confirm their securities entitlement in respect of the Notes. Such documentation must include statements from the relevant Euroclear participant setting forth (x) such Euroclear participant’s aggregate Note entitlement held through Euroclear; (y) the portion of such entitlement that was paid net and gross of Spanish withholding taxes; together with (z) an accounting record of the portion of such entitlement and payments that were attributable to the Beneficial Owner. Such Beneficial Owners must also procure a Government Tax Residence Certificate (which will be valid for a period of one year after its date of issuance) which together with the above-referenced information regarding the Note entitlements must be submitted to Acupay on behalf of the Issuer no later than the Quick Refund Deadline. The Euroclear participants must also send the original Government Tax Residence Certificates to Acupay for receipt no later than the 15th calendar day of the month following the relevant Interest Payment Date.
     3. Early Redemption of the Notes.
     In the case of early redemption, Quick Refund Procedures substantially similar to those procedures set forth in this Article II of Annex B will be made available to Beneficial Owners. Detailed descriptions of such Quick Refund Procedures will be available upon request from Acupay in the event of such early redemption.
B. Payment Procedures
     1. Upon receipt of the relevant Tax Certificates and Government Tax Residence Certificates together with related documentation (if any) from Acupay pursuant to the procedures in paragraph A of this Article II, the Issuer will review such certificates together with related documentation (if any) and confirm the approved certification requests and related payment instructions no later than the 18th calendar day of the month following the relevant Interest Payment Date (or if such day is not a New York Business Day, the first New York Business Day immediately preceding such day). Acupay will forward original paper tax certificates it receives for receipt by the Issuer no later than the 18th calendar day of the first month following each Interest Payment Date.
     2. On the 19th calendar day of the month following the relevant Interest Payment Date (or if such day is not a New York Business Day, the first New York Business Day immediately preceding such day), the Issuer will instruct the Paying Agent to make payments of the amounts arising out of these Quick Refund Procedures, and within one New York Business Day of such date the Paying Agent will transfer such payments to Euroclear for further credit to the respective Euroclear participants for the benefit of the relevant Beneficial Owners.

ANNEX C
FORMS OF REQUIRED SPANISH WITHHOLDING TAX DOCUMENTATION AND
PROCEDURES FOR DIRECT REFUNDS FROM SPANISH TAX AUTHORITIES
ARTICLE I
Documentation Required by Spanish Tax Law Pursuant to the Relief at Source Procedure
     1. If the holder of a Note is not resident in Spain for tax purposes and acts for its own account and is a Qualified Institution, the entity in question must certify its name and tax residency substantially in the manner provided in Exhibit I to this Annex C.
     2. In the case of transactions in which a Qualified Institution which is a holder of Notes acts as intermediary, the entity in question must, in accordance with the information contained in its own records, certify the name and country of tax residency of each Beneficial Owner not resident in Spain for tax purposes as of the Interest Payment Date substantially in the form provided in Exhibit II to this Annex C.
     3. In the case of transactions which are channeled through a securities clearing and deposit entity recognized for these purposes by Spanish law or by the law of another OECD member country, the entity in question (i.e., the clearing system participant) must, in accordance with the information contained in its own records, certify the name and country of tax residency of each Beneficial Owner not resident in Spain for tax purposes as of the Interest Payment Date substantially in the form provided in Exhibit II to this Annex C.
     4. If the Beneficial Owner is resident in Spain for tax purposes and is subject to Spanish Corporate Income Tax, the entities listed in paragraphs 2 or 3 above (such as DTC participants or Euroclear participants which are Qualified Institutions) must submit a certification specifying the name, address, Tax Identification Number, the CUSIP or ISIN code of the Notes, the beneficial interest in the principal amount of Notes held at each Interest Payment Date, gross income and amount withheld, substantially in the form set out in Exhibit III to this Annex C.
     5. In the case of Beneficial Owners who do not hold their interests in the Notes through Qualified Institutions or whose holdings are not channeled through a securities clearing and deposit entity recognized for these purposes by Spanish law or by the law of another OECD member country, the Beneficial Owner must submit (i) proof of beneficial ownership and (ii) a Government Tax Residency Certificate.
ARTICLE II
Direct Refund from Spanish Tax Authorities Procedure
     1. Beneficial Owners entitled to exemption from Spanish withholding tax who have not timely followed either the Immediate Refund (aka “Relief at Source”) Procedure set forth in Article I of Annex A or Article I of Annex B to this Prospectus Supplement or the “Quick Refund Procedures” set forth in Article II of Annex A or Article II of Annex B to this Prospectus Supplement, and therefore have been subject to Spanish withholding tax, may request a full refund of the amount that has been withheld directly from the Spanish tax authorities.
     2. Beneficial Owners have up to the time period allowed pursuant to Spanish law (currently, a maximum of four years as of the relevant Interest Payment Date) to claim the amount withheld from the Spanish Treasury by filing with the Spanish tax authorities (i) the relevant Spanish tax form, (ii) proof of beneficial ownership and (iii) a Government Tax Residency Certificate (from the IRS in the case of U.S. resident Beneficial Owners).

C-1

EXHIBIT I
[English translation provided for informational purposes only]
Modelo de certificación en inversiones por cuenta propia
Form of Certificate for Own Account Investments
(nombre) (name)
(domicilio) (address)
(NIF) (tax identification number)
(en calidad de), en nombre y representación de la Entidad abajo señalada a los efectos previstos en el artículo 44.2.a) del Real Decreto 1065/2007,
(function), in the name and on behalf of the Entity indicated below, for the purposes of article 44.2.a) of Royal Decree 1065/2007,
CERTIFICO:
I CERTIFY:
1. Que el nombre o razón social de la Entidad que represento es:
that the name of the Entity I represent is:
2. Que su residencia fiscal es la siguiente:
that its residence for tax purposes is:
3. Que la Entidad que represento está inscrita en el Registro de that the institution I represent is recorded in the Register of
(país, estado, ciudad), con el número
(country, state, city), under number
4. Que la Entidad que represento está sometida a la supervisión de (Órgano supervisor)
that the institution I represent is supervised by (Supervision body)
en virtud de (normativa que lo regula)
under (governing rules).
Todo ello en relación con:
All the above in relation to:
Identificación de los valores poseidos por cuenta propia
Identification of securities held on own account:
Importe de los rendimientos
Amount of income
Lo que certifico en          a          de          de 20
I certify the above in [location] on the [day] of [month] of [year]

Exh I-1

EXHIBIT II
[English translation provided for informational purposes only]
Modelo de certificación en inversiones por cuenta ajena
Form of Certificate for Third Party Investments
(nombre) (name)
(domicilio) (address)
(NIF) (tax identification number)
(en calidad de), en nombre y representación de la Entidad abajo señalada a los efectos previstos en el artículo 44.2.b) y c) del Real Decreto 1065/2007,
(function), in the name and on behalf of the Entity indicated below, for the purposes of article 44.2.b) and c) of Royal Decree 1065/2007,
CERTIFICO:
I CERTIFY:
1. Que el nombre o razón social de la Entidad que represento es:
that the name of the Entity I represent is:
2. Que su residencia fiscal es la siguiente:
that its residence for tax purposes is:
3. Que la Entidad que represento está inscrita en el Registro de that the institution I represent is recorded in the Register of
(país, estado, ciudad), con el número
(country, state, city), under number
4. Que la Entidad que represento está sometida a la supervisión de (Órgano supervisor)
that the institution I represent is supervised by (Supervision body)
en virtud de (normativa que lo regula)
under (governing rules).
5. Que, de acuerdo con los Registros de la Entidad que represento, la relación de titulares adjunta a la presente certificación, comprensiva del nombre de cada uno de los titulares no residentes, su país de residencia y el importe de los correspondientes rendimientos, es exacta, y no incluye personas o Entidades residentes en España.1
That, according to the records of the Entity I represent, the list of beneficial owners attached hereto, including the names of all the non-resident Beneficial Owners, their country of residence and the relevant income is accurate, and does not include person(s) or institution(s) resident in Spain.2
Lo que certifico en          a          de          de 20
I certify the above in [location] on the [day] of [month] of [year]
RELACIÓN ADJUNTA A CUMPLIMENTAR:
TO BE ATTACHED:

[1]	Derogado en virtud de lo previsto en el artículo 4 y la Disposición Derogatoria Única del Real Decreto – ley 2/2008, de 21 de abril, de medidas de impulso a la actividad económica.

[2]	Abolished by virtue of article 4 and Repealing Disposition of Royal Decree Law 2/2008 of 21 April on measures to promote economic activity.

Exh II-1

Identificación de los valores:
Identification of the securities
Listado de titulares:
List of beneficial owners:
Nombre/País de residencia/Importe de los rendimientos
Name/Country of residence/Amount of income

Exh II-2

EXHIBIT III
[English translation provided for informational purposes only]
Modelo de certificación para hacer efectiva la exclusión de retención a los sujetos pasivos del Impuesto sobre Sociedades y a los establecimientos permanentes sujetos pasivos del Impuesto sobre la Renta de No Residentes
Form of Certificate for application of the exemption from withholding to Spanish Corporate Income Tax taxpayers and to permanent establishments of Non-Resident Income Tax taxpayers
(nombre) (name)
(domicilio) (address)
(NIF) (tax identification number)
(en calidad de), en nombre y representación de la Entidad abajo señalada a los efectos previstos en el artículo 59.s) del Real Decreto 1777/2004,
(function), in the name and on behalf of the Entity indicated below, for the purposes of article 59.s) of Royal Decree 1777/2004,
CERTIFICO:
I CERTIFY:
1. Que el nombre o razón social de la Entidad que represento es:
that the name of the Entity I represent is:
2. Que su residencia fiscal es la siguiente:
that its residence for tax purposes is:
3. Que la Entidad que represento está inscrita en el Registro de that the institution I represent is recorded in the Register of
(país, estado, ciudad), con el número
(country, state, city), under number
4. Que la Entidad que represento está sometida a la supervisión de (Órgano supervisor)
that the institution I represent is supervised by (Supervision body)
en virtud de (normativa que lo regula)
under (governing rules).
5. Que, a través de la Entidad que represento, los titulares incluidos en la relación adjunta, sujetos pasivos del Impuesto sobre Sociedades y establecimientos permanentes en España de sujetos pasivos del Impuesto sobre la Renta de no Residentes, son perceptores de los rendimientos indicados.
That, through the Entity I represent, the list of beneficial owners hereby attached, are Spanish Corporate Income Tax tax payers and permanent establishments in Spain of Non-Resident Income Tax taxpayers, and are recipients of the referred income.
6. Que la Entidad que represento conserva, a disposición del emisor, fotocopia de la tarjeta acreditativa del número de identificación fiscal de los titulares incluidos en la relación.
That the Entity I represent keeps, at the disposal of the Issuer, a photocopy of the card evidencing the Fiscal Identification Number of the beneficial owners included in the attached list.
Lo que certifico en          a          de          de 20
I certify the above in [location] on the [day] of [month] of [year]

RELACIÓN ADJUNTA:
TO BE ATTACHED:
Identificación de los valores:
Identification of the securities
Razón social/Domicilio/Número de identificación fiscal/Número de valores/Rendimientos brutos/ Retención al 19%
Name/Domicile/Fiscal Identification Number/Number of securities/Gross income/Amount withheld at 19%.